UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDEPENDENT BANK CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

453838609

(CUSIP Number)

Mr. John W. Palmer

PL Capital Advisors, LLC

750 Eleventh Street South

Suite 202

Naples, FL 34102

(630) 848-1340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

October 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 453838609	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 453838609	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 453838609	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 453838609	Page 5 of 8 Pages

Item 1.	Security and Issuer

This initial Schedule 13D relates to the common stock, no par value (“Common Stock”) of Independent Bank Corporation (the “Company”). The address of the principal executive offices of the Company is 4200 East Beltline Avenue, Grand Rapids, MI 49525.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to the Initial Schedule 13D.

(b)

The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.

(c)

The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)

Mr. Lashley and Mr. Palmer are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 1,508,285 shares of Common Stock of the Company. All of the 1,508,285 shares of Common Stock are held on behalf of the Clients, acquired at an aggregate cost of $23,946,388 using the Clients’ available working capital.

PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock purchased on behalf of the Clients. PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) or other banking institutions or brokerage firms on such firms’ usual terms and conditions. All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, none of the Reporting Persons, directly or on behalf of any Clients, have loans secured by Common Stock.

CUSIP No. 453838609	Page 6 of 8 Pages

Item 4.	Purpose of Transaction

This is the Reporting Person’s initial Schedule 13D.

In the aggregate, the Reporting Persons hold 6.2% of Independent Bank Corporation’s Common Stock, based upon the Company’s outstanding shares as of August 3, 2018. The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board. As it deems necessary, the Reporting Persons will assert its stockholder rights.

Unless otherwise noted in this amended Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Company’s outstanding Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients.

Item 5.	Interest in Securities of the Company

As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 1,508,285 shares of Common Stock of the Company, which represents 6.2% of the outstanding Common Stock. All of the 1,508,285 shares of Common Stock are held on behalf of the Clients.

The percentages used in this amended Schedule 13D are calculated based upon 24,150,855 outstanding shares of Common Stock as of August 3, 2018. This amount is based upon the number of outstanding shares of Common Stock reported as of August 3, 2018, in the Company’s Quarterly Report on Form 10-Q filed on August 3, 2018.

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.

PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below. Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.

PL Capital Advisors Transactions Common Stock

(a)-(b) See cover page.

CUSIP No. 453838609	Page 7 of 8 Pages

(c)

On behalf of the Clients, PL Capital Advisors made the following purchases (and no sales) of Common Stock in the past sixty days:

Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
10/22/2018	316,100	$24.48	Via Exercise Exchange Traded Put Option
10/18/2018	33,900	$24.47	Via Exercise Exchange Traded Put Option
09/21/2018	100,300	$24.51	Via Exercise Exchange Traded Put Option

(d)

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment advisor of the Clients, they have the power to direct the affairs of PL Capital Advisors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

On behalf of the Clients, the Reporting Persons have sold exchange traded put options referencing (1) an aggregate of 100,000 shares with an exercise price of $25.00 per share and which expire on November 16, 2018, and (2) an aggregate of 200,000 shares with an exercise price of $25.00 per share and which expire on February 15, 2019. These options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any shares of Common Stock.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 99.1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

The Joint Filing Agreement is filed herewith as Exhibit 99.1.

CUSIP No. 453838609	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2018

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley